FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Proposes Partial Amendment to the Articles of Incorporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Proposes Partial Amendment to the Articles of Incorporation
–Proposal to allow the Company to hold a virtual-only general meeting of shareholders in circumstances such as a pandemic or natural disaster

OSAKA, Japan, May 11, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that the meeting of the Board of Directors held on May 11, 2021 resolved that it will propose to the 145th Ordinary General Meeting of Shareholders to be held on June 29, 2021 the partial amendment to the Articles of Incorporation.

1.Reasons for the proposal
The Bill for Partially Amending the Industrial Competitiveness Enhancement Act of Japan has been submitted to the Diet (as of May 11th this year), which allows companies to add a provision to their Articles of Incorporation stating that a general meeting of shareholders may be held without specifying a venue, subject to confirmation by the Minister of Economy, Trade and Industry (METI) and the Minister of Justice (MOJ) that such companies satisfy the requirements specified by the Ordinance of METI and the Ordinance of MOJ, for falling under cases where holding a general meeting of shareholders (GMS) without specifying a venue contributes to enhancing industrial competitiveness while securing the interests of shareholders.
Assuming cases where an infectious disease such as the novel coronavirus spreads or a natural disaster occurs and the impact thereof is ongoing or is reasonably expected to be ongoing at the time of the general meeting of shareholders, we believe that setting a venue for a GMS while asking shareholders to refrain from attending the venue out of consideration of shareholders’ health and safety, may not always be the best option for the Company as the method of holding a GMS.
Therefore, we propose amending the Articles of Incorporation to the effect that the Company may hold a general meeting of shareholders without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster.
The partial amendment to the Articles of Incorporation based on this proposal comes into effect subject to the enactment in the Diet and the promulgation and enforcement of the aforementioned Act with the above mentioned content, and the Company obtaining the above mentioned confirmation by METI and the MOJ.

2.Contents of amendment to the Articles of Incorporation
The contents of amendment are as set forth below.
(Amendments are underlined)

Current Articles of Incorporation	Proposed amendments
Article 11. (Time for Holding the Meeting)

The ordinary general meeting of shareholders of the Company shall be convened in June of each year.
(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.
<New>

Article 11. (Time and Method for Holding the Meeting)

The ordinary general meeting of shareholders of the Company shall be convened in June of each year.
(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.
(3) A general meeting of shareholders of the Company may be held without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster.

3.Schedule
•The scheduled date of the general meeting of shareholders to amend the Articles of Incorporation: June 29, 2021
•The scheduled effective date of amendment to the Articles of Incorporation: June 29, 2021 or the day of the confirmation by the Minister of Economy, Trade and Industry and the Minister of Justice after the bill is passed, whichever comes later.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:    Investor Contacts:
Japanese Media    Christopher O’Reilly
Ryoko Matsumoto    takeda.ir.contact@takeda.com
ryoko.matsumoto@takeda.com    +81 (0) 3-3278-2306
+81 (0) 3-3278-3414

Media Outside Japan
Holly Campbell
holly.campbell@takeda.com
+1 617-588-9013